

Mail Stop 3233

November 19, 2015

<u>Via E-mail</u>
Mr. Robert A. Ramirez
Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2015**
> **Filed March 18, 2015**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities